Exhibit 99.1

SESA STERLITE LIMITED

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403001.

NOTICE

Postal Ballot Notice Pursuant to Section 192A of the Companies Act, 1956 read with the Companies

(Passing of the resolution by Postal Ballot) Rules, 2011

Dear Members,

Pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2011, NOTICE is hereby given that the Company is seeking the consent of the Members for the proposed resolution(s) appended below to be passed through Postal Ballot.

The Board of Directors at its Meeting held on August 29, 2013 has appointed Adv. R. G. Ramani, as a Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner. You are requested to read the instructions carefully printed on the Postal Ballot Form sent herewith and return the form duly completed in the attached self addressed postage prepaid envelope so as to reach the Scrutinizer on or before the close of Working Hours i.e. 17:30 hours on Saturday, 18th January, 2014. The members may opt for e-voting facility for giving their assent/dissent to the proposed resolution(s). The procedure for e-voting is given here-in below. Please note that any Postal Ballot Form received after Saturday, 18th January, 2014 will be treated as not having been received.

The date of Declaration of Result of the Postal Ballot shall be deemed to be the date of the General Meeting and the date of passing of the proposed Resolution(s). The Resolution(s) along with Explanatory Statement setting out material facts are as follows:

SPECIAL BUSINESS

1.	Increase in the Borrowing powers of the Company

To consider and if thought fit, to pass with or without modification(s), as a Special Resolution:

“RESOLVED THAT subject to the provisions of Section 180 (1) (c) of the Companies Act, 2013 and other applicable provisions, if any, of the Companies Act, 1956 and the Companies Act, 2013 including any statutory modifications or re-enactments thereof and in supersession of all the earlier resolutions passed in this regard, the Board of Directors (hereinafter referred to as the Board), including any committee thereof for the time being exercising the powers conferred on them by this resolution, be and are hereby authorized to borrow money, as and when required, from, including without limitation, any Bank and/or Public Financial Institution as defined under Section 2 (72) of the Companies Act, 2013 and/or eligible foreign lender and/or any entity/entities and/or authority/ authorities and/ or through suppliers credit, any other securities or instruments, such as floating rate notes, fixed rate notes, syndicated loans, debentures, commercial papers, short term loans or any other instruments etc. and/or through credit from official agencies and/or by way of commercial borrowings from the private sector window of multilateral financial institution, either in rupees or in such other foreign currencies as may be permitted by law from time to time, as may be deemed appropriate by the Board for an aggregate amount not exceeding Rs. 60,000 Crores (Rupees Sixty Thousand Crores Only), notwithstanding that money so borrowed together with the monies already borrowed by the Company, if any (apart from temporary loans obtained from the Company’s bankers in the ordinary course of business) may exceed the aggregate of the paid-up share capital of the Company and its free reserves, that is to say, reserves not set apart for any specified purpose.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to take such steps as may be necessary for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto, and to sign and to execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this resolution.”

2.	Creation of Charge on Movable and Immovable properties of the Company, both present and future

To consider and if thought fit, to pass with or without modification(s), as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 180 (1) (a) of the Companies Act, 2013 and other applicable provisions , if any, of the Companies Act, 1956 including any statutory modifications or re-enactments thereof the members of the Company hereby accord their consent to the Board of Directors, including any committee thereof for the time being exercising the powers conferred on them by this resolution, to create mortgage and/or charge on all or any of the moveable and/or immovable assets of the Company, both present and future and/or whole or any part of the Company in favour of the lenders, agents, trustees for securing the borrowings of the Company availed/to be availed by way of loans (in foreign currency and/or in Indian currency) and securities (comprising of fully/partly convertible debentures and/or secured premium notes and/or floating rates notes/ bonds or other debt instruments) issued/to be issued by the Company from time to time, in one or more tranches, upto an aggregate limit of Rs. 60,000 Crores (Rupees Sixty Thousand Crores Only) together with interest as agreed, additional interest in case of default, accumulated interest, liquidated damages and commitment charges, all other costs, charges and expenses and all other monies payable by the Company in terms of respective loan agreement(s) or any other document entered / to be entered into between the Company and the lenders/agents/investors and trustees in respect of enforcement of security as may be stipulated in that behalf and agreed to between the Board of Directors or any committees thereof and the lenders, agents or trustees.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to finalise the terms and conditions for creating the aforesaid mortgage and/or charge and to execute the documents and such other agreements and also to agree to any amendments thereto from time to time as it may think fit for the aforesaid purpose and to do all such acts, deeds, matters and things as may be necessary and expedient for giving effect to the above resolution.”

3.	Appointment and remuneration of Mr. Navin Agarwal as Wholetime Director designated as Executive Vice-Chairman of the Company

To consider and if thought fit, to pass with or without modification(s), as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby accords its approval to the appointment of Mr. Navin Agarwal as Wholetime Director designated as Executive Vice-Chairman of the Company for the period from 17th August, 2013 till 31st July, 2018 on the terms and conditions including remuneration as set in the Explanatory Statement to the Notice of Postal Ballot with authority to the Board of Directors to vary or increase the remuneration and perquisites payable or to be provided to Mr. Navin Agarwal, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter and vary the terms and conditions of the agreement entered into by the Company with Mr. Navin Agarwal, as may be agreed between the Board of Directors and Mr. Navin Agarwal.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Navin Agarwal remuneration by way of salary and perquisites as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of Mr. Navin Agarwal within the limits stipulated in the Companies Act, 1956.”

4.	Appointment and remuneration of Mr. Mahendra Singh Mehta as Wholetime Director designated as Chief Executive Officer of the Company

To consider and if thought fit, to pass with or without modification(s), as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby accords its approval to the appointment of Mr. Mahendra Singh Mehta as Wholetime Director designated as Chief Executive Officer of the Company for the period from 17th August, 2013 to 31st December, 2013 on the terms and conditions including remuneration as set in the Explanatory Statement to the Notice of Postal Ballot with authority to the Board of Directors to vary or increase the remuneration and perquisites payable or to be provided to Mr. Mahendra Singh Mehta, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter and vary the terms and conditions of the agreement entered into by the Company with Mr. Mahendra Singh Mehta, as may be agreed between the Board of Directors and Mr. Mahendra Singh Mehta.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Mahendra Singh Mehta remuneration by way of salary and perquisites as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of Mr. Mahendra Singh Mehta within the limits stipulated in the Companies Act, 1956.”

5.	Change in Designation of Mr. P. K. Mukherjee from Managing Director to Executive Director, Iron Ore Business and change in terms of remuneration

To consider and if thought fit, to pass with or without modification(s), as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby accords its approval to the Change in Designation of Mr. P. K. Mukherjee from Managing Director to Executive Director, Iron Ore Business for the unexpired period of Contract upto 31st March, 2015 and other terms and conditions of his existing contract remaining the same save and except as set in the Explanatory Statement to the Notice of Postal Ballot.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. P. K. Mukherjee remuneration by way of salary and perquisites as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of Mr. P. K. Mukherjee within the limits stipulated in the Companies Act, 1956.”

By Order of the Board

SESA STERLITE LIMITED

Place : Panaji, Goa - 403 001

Dated: 20th November, 2013	C.D. CHITNIS

SECRETARY & AVP-LEGAL

NOTES:

1.	Explanatory Statement and reasons for the proposed special businesses pursuant to Section 102(1) of the Companies Act, 2013 read with Section 192A(2) of the Companies Act, 1956 are given hereunder.

2.	The Scrutinizer will submit his report to the Chairman/Executive Vice Chairman after completion of the scrutiny of the Postal Ballot Forms and the result of the Postal Ballot shall be announced by the Chairman or Executive Vice Chairman or any other Director, on Tuesday, 21st January, 2014 at 16:00 Hours at the Registered Office of the Company and the resolution(s) will be taken as passed, if approved by the members by requisite majority, on the date of announcement of the result by the Chairman or Executive Vice Chairman or any other Director. Members who wish to be present at the time of declaration of the result may be present at the venue. The result of the Postal Ballot will be intimated to the National Stock Exchange of India Limited and BSE Limited.

3.	All documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company between 11:00 hours and 13:00 hours on any working day except Saturday and public holidays.

4.	The Notice is being sent to all the Members of the Company, whose names would appear in the Register of Members as on Friday, 6th December, 2013 (Cut-Off date/ BENPOS Date)

5.	Instruction for Electronic Voting

The company is offering e-voting facility to its members enabling them to cast their votes electronically. The company has signed an agreement with the National Securities Depository Limited (NSDL) for facilitating e-voting to enable the shareholders to cast their votes electronically pursuant to Clause 35B of the Listing Agreement.

(a)	In case of Shareholders’ receiving e-mail from NSDL

(i)	Open e-mail and open PDF file viz; “SSL e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

(ii)	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/

(iii)	Click on Shareholder - Login

(iv)	Put user ID and password as initial password noted in step (i) above. Click Login.

(v)	Password change menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

(vi)	Home page of e-Voting opens. Click on e-Voting: Active Voting Cycles.

(vii)	Select “EVEN” of Sesa Sterlite Limited

(viii)	Now you are ready for e-Voting as Cast Vote page opens

(ix)	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

(x)	Upon confirmation, the message “Vote cast successfully” will be displayed

(xi)	Once you have voted on the resolution, you will not be allowed to modify your vote

(xii)	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. together with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer through e-mail rgramani@karvy.com with a copy marked to evoting@nsdl.co.in.

(b)	In case of Shareholders’ receiving Postal Ballot Form by Post:

(i)	Initial password is provided as below/at the bottom of the Postal Ballot Form.

EVEN (E Voting Event Number)	USER ID	PASSWORD/PIN

(ii)	Please follow all steps from Sl. No. (ii) to Sl. No. (xii) above, to cast vote.

(c)	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of www.evoting.nsdl.com or e-mail at evoting@nsdl.co.in

(d)	If you are already registered with NSDL for e-voting then you can use your existing user ID and password for casting your vote.

(e)	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

6.	Shareholders who have registered their e-mail ids for receipt of documents in electronic mode under the Green Initiative of Ministry of Corporate Affairs are being sent Notice of Postal Ballot by e-mail and others are sent by post along with Postal Ballot form.

7.	Kindly note that the shareholders can opt only one mode of voting, i.e. either by e-voting or physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid.

8.	The voting period starts from Friday, 20th December, 2013 and ends on Saturday, 18th January, 2014. The e-voting module shall also be disabled by NSDL for voting members.

Explanatory Statement pursuant to Section 102(1) of the Companies Act 2013

Item No. 1

As per Section 180 (1) (c) of the Companies Act, 2013, borrowings (apart from temporary loans obtained from the Company’s bankers in ordinary course of business) by the Company beyond the aggregate of the paid up capital of the company and its free reserve requires approval from the shareholders of the Company.

Members of the Company at the Extraordinary General Meeting held on October 18, 2010 had authorized the Board under Section 293(1)(d) of the Companies Act, 1956 to borrow monies up to Rs. 15,000 crores.

The merger of Sterlite Industries (India) Limited (SIIL) and The Madras Aluminium Company Limited (MALCO) with Sesa Sterlite Limited (erstwhile Sesa Goa Ltd.) and transfer of MALCO power plant to Vedanta Aluminium Limited (VAL) pursuant to the Scheme of amalgamation and arrangement amongst Sterlite, MALCO, Sterlite Energy Limited (SEL), VAL and Sesa Sterlite Limited and their respective Shareholders and Creditors (‘Composite Scheme’) and the Scheme of Amalgamation of Ekaterina Limited (Ekaterina) with Sesa Sterlite and their respective Shareholders and Creditors (‘Ekaterina Scheme’) has become effective on 17th August, 2013.

With a view to meet the funds requirements of all the divisions (Iron Ore, Iron making, erstwhile SIIL, MALCO, SEL, Aluminum & Power Division) of the Company for both short term as well as long term, the Company may require to borrow from time to time by way of loans and/or issue of Bonds, Debentures or other securities and the existing approved limit may likely to be exhausted in near future and it is therefore recommended to enhance the borrowing limits of the Company up to Rs.60,000 Crores (Rupees Sixty Thousand Crores Only).

The Directors recommends the resolution for members’ approval as a Special Resolution. None of the Directors, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this resolution.

Item No. 2

The Company is required to create security for the said facilities as mentioned under Item No. 1 above in favour of the Lenders/ Trustees for the Non Convertible Debentures and loans/ financial assistance availed by the Company, by way of creation of mortgage and/ or charge on the assets of the Company, as stated in the resolution.

In furtherance to the Resolution No. 1 of this notice, the said borrowings/ issue of securities may be required to be secured by way of mortgage/ charge over all or any part of the movable and/or immovable assets of the Company and as per provisions of Section 180 (1) (a) of the Companies Act 2013, the mortgage or charge on all or any part of the movable and/or immovable properties of the Company, may be deemed as the disposal of the whole, or substantially the whole, of the undertaking of the Company and hence, requires approval from the shareholders of the Company.

Accordingly, it is proposed to pass an enabling resolution authorizing the Board to create charge on the assets of the Company for a value not exceeding Rs. 60,000 Crores (Rupees Sixty Thousand Crores Only).

Your Directors recommend the resolution for your approval as a Special Resolution.

None of the Directors, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this resolution.

Item No. 3

The merger of Sterlite Industries (India) Limited (SIIL) and The Madras Aluminium Company Limited (MALCO) with Sesa Sterlite Limited (erstwhile Sesa Goa Ltd.) and transfer of MALCO power plant to Vedanta Aluminium Limited (VAL) pursuant to the Scheme of amalgamation and arrangement amongst Sterlite, MALCO, Sterlite

Energy Limited (SEL), VAL and Sesa Sterlite and their respective Shareholders and Creditors (‘Composite Scheme’) and the Scheme of Amalgamation of Ekaterina Limited (Ekaterina) with Sesa Sterlite and their respective Shareholders and Creditors (‘Ekaterina Scheme’) has become effective on 17th August, 2013.

In view of the merger, the Board of Directors of the Company, at its Meeting held on 17th August, 2013 appointed Mr. Navin Agarwal as Wholetime Director designated as Executive Vice-Chairman of the Company for the period from 17th August, 2013 till 31st July, 2018. The remuneration, as recommended by Remuneration Committee by Circular Resolution, was also approved by the Board at its Meeting held on 17th August, 2013.

Mr. Navin Agarwal was the Executive Vice-Chairman of erstwhile Sterlite Industries (India) Limited and is currently Deputy Executive Chairman of Vedanta Resources Plc. His responsibilities as Executive Vice-Chairman included executing business strategy and managing the overall performance and growth of the organization. Mr. Agarwal has over 27 years of experience in general management and commercial matters.

Mr. Agarwal has completed the Owner/President Management Program at Harvard University and has a Bachelor of Commerce Degree from Sydenham College, Mumbai, India. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is Chairman and Director in the following companies:

Chairman of Cairn India Ltd. and Konkola Copper Mines Plc, Deputy Executive Chairman of Vedanta Resources, Director in Hindustan Zinc Limited, Vedanta Aluminium Ltd, Sterlite Iron & Steel Company Ltd., Hare Krishna Packaging Private Ltd., Vedanta Resources Holdings Ltd. and Vedanta Resources Investments Ltd.

The remuneration and other details of his contract proposed is within the norms to the Schedule XIII of the Companies Act, 1956 (the Act) as amended and reproduced herebelow:

Remuneration

(a) Basic Salary	:	In the range of Rs.25,00,000 – Rs.1,25,00,000 per month. (With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).

(b) Commission/Performance bonus	:	Not exceeding 1% of the Net Profits of the relevant previous year calculated under Section 349 and 350 of the Companies Act, 1956 (payable at such intervals as may be decided by the Board / Committee).

(c) Perquisites	:	In addition to salary and incentives payable, Mr. Navin Agarwal shall also be entitled to perquisites including free furnished accommodation or house rent allowance in lieu thereof, gas, electricity, water, furnishing, medical reimbursement and leave travel concession for self and family, club fees, medical and personal accident insurance in accordance with the rules of the Company or as may be agreed to by the Board of Directors or Committee thereof.

(d) House Rent Allowance	:	Forty Percent of the basic salary

(e) Stock Option	:	Stock Option of Vedanta Resources Plc. under the Long Term Incentive Plan (LTIP) or Short Term Incentive Plan (STIP) or any other plan which may be in vogue as per policy of the Group, provided the amount of benefit is limited to an amount not exceeding 100% of the total Annual Remuneration.

Explanation:

i)	Perquisites shall be evaluated as per Income Tax Rules, wherever applicable and in the absence of any such rule, perquisites shall be evaluated at actual cost to the Company.

ii)	For the purpose of perquisites stated hereinabove, ‘family’ means the spouse, dependent children and dependent parents of the appointee.

Provident Fund and Superannuation Fund or Annuity Fund.

Mr. Navin Agarwal will also be entitled to the following as per rules of the Company or as approved by the Board of Directors.

i)	Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these, either singly or put together are not taxable under the Income Tax Act, 1961.

ii)	Gratuity payable as per rules of the Company.

iii)	Encashment of leave as per rules of the Company.

Other Benefits:

i)	The Company shall provide him with car or cash in lieu thereof, expenses relating to fuel, maintenance and driver will be reimbursed on actual as per Company policy. Further the Company shall also provide telephones and other communication facility (for official business).

ii)	Such other benefits as may be decided by the Board or its Committee from time to time.

iii)	Mediclaim hospitalization, Credit Card and Professional Body Membership Fees as per Rules of the Company.

The amount of Perquisites payable to Mr. Navin Agarwal may be decided / varied by the Board of directors or its Committee, from time to time as it may deem fit in its absolute discretion; provided that the total remuneration consisting of Salary, Perquisites and other benefits paid to Mr. Navin Agarwal as Executive Vice Chairman shall not exceed the limit stipulated in section 198 and 309 of the Act, i.e. five percent of the net profits of the Company computed in the manner laid down in section 349 of the Act.

Minimum Remuneration

Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr. Navin Agarwal, the Company has no profits or the profits are inadequate, the Company will pay remuneration by way of salary and perquisites as decided by the Board or any Committee within thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

Other Terms and Conditions

i)	The terms and conditions of the said appointment may be altered and varied from time to time by the Board of Directors of the Company as it may, at its discretion deem fit, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) or any amendments made thereto.

ii)	He shall not, so long as he functions as Whole-Time Director, become interested or otherwise concerned directly or through his wife and/or children in any selling agency of the Company in future without prior approval of the Central Government.

iii)	The agreement may be terminated by either party to the agreement by giving at least 90 days’ prior notice in writing in that behalf to the other party or 90 days salary in lieu thereof and on the expiry of the period of such notice this Agreement/s shall stand terminated.

iv)	The Whole-Time Director shall throughout the term of this Agreement devote his full time and attention to the business of the Company, and shall in all respects conform to and comply with the directions and regulations made by the Board of Directors and rules of the Company and shall well and faithfully serve the Company and use his utmost endeavor to promote the interests thereof. However the Whole-Time Director can devote his time and attention to any of the company of the Vedanta Group. Subject to applicable laws, the Whole-Time Director in his capacity as Director of other companies may accept Board fees paid by the companies to all the Directors.

v)	The Whole-Time Director shall during the term of this Agreement and at all times thereafter keep strictly confidential and shall not divulge, disclose, make known or communicate to any person or persons, firm, Company or concerns (unless required by the Board or except in the ordinary course of business and/or to those of the officials of the Company whose province it is to know the same) or himself make use of any and all information relating to the Company or any of its holding company, subsidiary or affiliate including its business activities, technologies, designs, processes and related matters which he may acquire, receive or obtain or which may come to his knowledge in the course of or by reason of his appointment hereunder.

vi)	Notwithstanding anything contrary herein contained or implied, the Company shall be entitled to terminate the employment of the Whole-Time Director under this Agreement forthwith by notice in writing:-

i)	If he becomes insolvent or make any composition or arrangement with his creditors;

ii)	If he commits a material breach of any of the terms, provisions or conditions herein; or

iii)	If he shall become disqualified to act as a director for any reason, other than an inadvertent breach of Section 283 of the Companies Act, 1956.

Mr. Navin Agarwal is interested in the Resolution, which if passed, will benefit him. No other Directors, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Directors recommends the resolution for members’ approval as an Ordinary Resolution

Copy of the existing contract of Mr. Navin Agarwal is available for inspection at the Registered Office of the Company on any working day during office hours.

Item No. 4

The merger of Sterlite Industries (India) Limited (SIIL) and The Madras Aluminium Company Limited (MALCO) with Sesa Sterlite Limited (erstwhile Sesa Goa Ltd.) and transfer of MALCO power plant to Vedanta Aluminium Limited (VAL) pursuant to the Scheme of amalgamation and arrangement amongst Sterlite, MALCO, Sterlite Energy Limited (SEL), VAL and Sesa Sterlite and their respective Shareholders and Creditors (‘Composite Scheme’) and the Scheme of Amalgamation of Ekaterina Limited (Ekaterina) with Sesa Sterlite and their respective Shareholders and Creditors (‘Ekaterina Scheme’) has become effective on 17th August, 2013.

In view of the merger, the Board of Directors of the Company, at its Meeting held on 17th August, 2013 appointed Mr. Mahendra Singh Mehta as Wholetime Director designated as Chief Executive Officer of the Company for the period from 17th August, 2013 to 31st December, 2013. The remuneration, as recommended by Remuneration Committee by Circular Resolution, was also approved by the Board at its Meeting held on 17th August, 2013.

Mr. Mahendra Singh Mehta is currently Chief Executive Officer of Vedanta Resources Plc and has had an extensive career within the mining and metals industry and held key managerial and operating roles within the Vedanta Group, including Group Commercial Director and Head of Copper Business. Mr Mehta has a Mechanical Engineering degree and an MBA from the Indian Institute of Management, Ahmedabad.

The remuneration and other details of his contract proposed is within the norms to the Schedule XIII of the Companies Act, 1956 as amended and reproduced herebelow:

Remuneration

(a) Basic Salary	:	Rs. 7,78,300/- per month. (With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).

(b) House Rent Allowance	:	Forty percent of the basic salary

(c) Personal Allowance	:	In the range of Rs.9,00,000/- to Rs.25,00,000/- per month as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time.

(d) Bonus	:	Twenty percent of the basic salary

(e) Perquisites	:

(i)     In addition to salary and incentives payable, he shall also be entitled to perquisites including free  furnished accommodation or house rent allowance in lieu thereof, medical reimbursement and leave  travel concession for self and family, medical and personal accident insurance in accordance with  the rules of the Company or as may be agreed to by the Board of Directors or Committee thereof.

(ii) An additional House Rent Allowance of Rs.1.25 lacs per month or as recommended by the Board or Committee from time to time be paid till he is posted in New Delhi.

(f) Performance Incentives	:	As per rules of the Company.

(g) Stock Options	:	Stock Option of Vedanta Resources Plc. under the Long Term Incentive Plan (LTIP) or Short Term Incentive Plan (STIP) or any other plan which may be in vogue as per policy of the Group, provided the amount of benefit is limited to an amount not exceeding 100% of the total Annual Remuneration.

(h) Other Benefits	:

i)       The Company shall provide him with car or cash in lieu thereof, expenses relating to fuel,  maintenance and driver will be reimbursed on actual as per Company policy. Further the Company  shall also provide telephones and other communication facility (for official business).

ii) Such other benefits as may be decided by the Board or its Committee from time to time.

iii) Mediclaim hospitalization, Credit Card and Professional Body Membership Fees as per Rules of the Company.

(i) Provident Fund and Superannuation Fund or Annuity Fund.	:

Entitled to the following as per rules of the Company or as approved by the Board of Directors.

i)       Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these,  either singly or put together are not taxable under the Income Tax Act, 1961.

ii) Gratuity payable as per rules of the Company.
iii) Encashment of leave as per rules of the Company.

Minimum Remuneration

Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr. Mahendra Singh Mehta, the Company has no profits or the profits are inadequate, the Company will pay remuneration by way of salary and perquisites as decided by the Board or any Committee within thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

Other Terms and Conditions

i)	The terms and conditions of the said appointment may be altered and varied from time to time by the Board of Directors of the Company as it may, at its discretion deem fit, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) or any amendments made thereto.

ii)	He shall not, so long as he functions as Whole-Time Director, become interested or otherwise concerned directly or through his wife and/or children in any selling agency of the Company in future without prior approval of the Central Government.

iii)	The agreement may be terminated by either party to the agreement by giving at least 90 days’ prior notice in writing in that behalf to the other party or 90 days salary in lieu thereof and on the expiry of the period of such notice this Agreement/s shall stand terminated.

iv)	The Whole-Time Director shall throughout the term of this Agreement devote his full time and attention to the business of the Company, and shall in all respects conform to and comply with the directions and regulations made by the Board of Directors and rules of the Company and shall well and faithfully serve the Company and use his utmost endeavor to promote the interests thereof. However the Whole-Time Director can devote his time to any of the company of the Vedanta Group. Subject to applicable laws, the Whole-Time Director in his capacity as Director of other companies may accept Board fees payable by the company to all the Directors.

v)	The Whole-Time Director shall during the term of this Agreement and at all times thereafter keep strictly confidential and shall not divulge, disclose, make known or communicate to any person or persons, firm, Company or concerns (unless required by the Board or except in the ordinary course of business and/or to those of the officials of the Company whose province it is to know the same) or himself make use of any and all information relating to the Company or any of its holding company, subsidiary or affiliate including its business activities, technologies, designs, processes and related matters which he may acquire, receive or obtain or which may come to his knowledge in the course of or by reason of his appointment hereunder.

vi)	Notwithstanding anything contrary herein contained or implied, the Company shall be entitled to terminate the employment of the Whole-Time Director under this Agreement forthwith by notice in writing:-

i)	If he becomes insolvent or make any composition or arrangement with his creditors;

ii)	If he commits a material breach of any of the terms, provisions or conditions herein; or

iii)	If he shall become disqualified to act as a director for any reason, other than an inadvertent breach of Section 283 of the Companies Act, 1956.

The remuneration is subject to the provisions of the Income Tax Act, as applicable from time to time.

Mr. Mahendra Singh Mehta is interested in the Resolution, which if passed, will benefit him. No other Director, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Directors recommends the resolution for members’ approval as an Ordinary Resolution

Copy of the existing contract of Mr. Mahendra Singh Mehta is available for inspection at the Registered Office of the Company on any working day during office hours.

Item No. 5

Mr. P.K. Mukherjee was re-appointed as Managing Director of the Company for the period from 1st April, 2012 for a period of three years and his terms of appointment including remuneration were approved at the Annual General Meeting of the Company held on 3rd July, 2012.

The merger of Sterlite Industries (India) Limited (SIIL) and The Madras Aluminium Company Limited (MALCO) with Sesa Sterlite Limited (erstwhile Sesa Goa Ltd.) and transfer of MALCO power plant to Vedanta Aluminium Limited (VAL) pursuant to the Scheme of amalgamation and arrangement amongst Sterlite, MALCO, Sterlite Energy Limited (SEL), VAL and Sesa Sterlite Limited and their respective Shareholders and Creditors (‘Composite Scheme’) and the Scheme of Amalgamation of Ekaterina Limited (Ekaterina) with Sesa Sterlite and their respective Shareholders and Creditors (‘Ekaterina Scheme’) has become effective on 17th August, 2013.

After the merger, Mr. Mahendra Singh Mehta has been appointed as Wholetime Director designated as Chief Executive Officer of the Company. Further, the Board, at its meeting held on 17th August, 2013, approved change in Designation of Mr. P.K. Mukherjee from Managing Director to Executive Director, Iron Ore Business for the unexpired period of his Contract up to 31st March, 2015. The Remuneration Committee by Circular Resolution dated 9th October 2013 recommended change in terms of his Contract as follows and the same has been approved by the Board on 14th October, 2013. The other terms and conditions are remaining the same.

(b) Performance Bonus	:	Mr. P. K. Mukherjee will be covered under annual performance bonus scheme applicable to the Senior management of Vedanta Group Companies, in lieu of commission paid hitherto and payment will be subject to a ceiling of 100% of the salary per annum.

in place of

(b) Commission	:	At 1% of the net profits of the Company, computed in the manner laid down under Section 309 (5) of the Companies Act, 1956, subject to a ceiling of 100% of the salary per annum.

Mr. P.K. Mukherjee is interested in the Resolution, which if passed, will benefit him. No other Director, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise, in this item.

The Directors recommends the resolution for members’ approval as an Ordinary Resolution

Copy of the existing contract of Mr. P.K. Mukherjee is available for inspection at the Registered Office of the Company on any working day during office hours.

The above statements under Item Nos. 3 to 5 may also be regarded as abstract of the terms and conditions and memorandum of interest under Section 302 of the Companies Act, 1956.

By Order of the Board
SESA STERLITE LIMITED

Place : Panaji, Goa - 403 001

Dated: 20th November, 2013	C.D. CHITNIS
SECRETARY & AVP-LEGAL

SESA STERLITE LIMITED

Registered Office: Sesa Ghor, 20, EDC Complex,

Patto, Panaji, Goa 403001

POSTAL BALLOT FORM

Serial No. :

1.	Name and Registered Address of the sole / first named Member	:

2.	Name(s) of the Joint Member(s) if any	:

3.	Registered Folio No. / DP ID No./ Client ID No.* (*Applicable to investors holding shares in dematerialized form)	:

4.	Number of Shares held	:

I/We hereby exercise my/our vote in respect of the Special/Ordinary Resolutions to be passed through postal ballot for the business stated in the Notice of Postal Ballot dated 20th November, 2013 issued by the Company by sending my/our assent or dissent to the said Special/Ordinary Resolutions by placing tick (✓) mark at the appropriate box below

Sr. No.	Description	No. of Shares	I/We assent to the resolution	I/We dissent to the resolution
1.	Special Resolution for increasing the Borrowing Powers of the Company as per the provisions of Section 180(1)(c) of the Companies Act, 2013.
2.	Special Resolution for creation of Charge over movable and immovable assets for securing loans as per Section 180(1)(a) of the Companies Act, 2013.
3.	Ordinary Resolution for appointment and remuneration of Mr. Navin Agarwal as Wholetime Director designated as Executive Vice-Chairman of the Company.
4.	Ordinary Resolution for appointment and remuneration of Mr. Mahendra Singh Mehta as Wholetime Director designated as Chief Executive Officer of the Company.
5.	Ordinary Resolution for change in Designation of Mr.P.K. Mukherjee from Managing Director to Executive Director, Iron Ore Business and change in terms of remuneration.

Electronic Voting Particulars

EVEN (E- Voting Event Number)	USER ID	PASSWORD/PIN

Place :
Date :
Signature of the Shareholder

NOTE: Please read the instructions carefully before exercising your vote.

Voting in Physical form:

INSTRUCTIONS

1.	Shareholders desiring to exercise their votes by Physical Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed in the enclosed self addressed business reply envelope to the Scrutinizer. The postage cost will be borne by the Company. However, envelopes containing Postal Ballots, if sent by courier or registered/speed post at the expense of the Shareholders will also be accepted.

2.	The self-addressed envelope bears the address to which duly completed postal ballot form is to be sent.

3.	Please convey your assent/ dissent in this Postal Ballot Form. The assent or dissent received in any other Form shall not be considered valid.

4.	The envelope containing the Postal Ballot should reach the Scrutinizer not later than the close of working hours i.e. 17:30 hours on Saturday, 18th January, 2014. All Postal Ballot Forms received after this date will be strictly treated as if the reply from the Shareholder(s) has not been received.

5.	Assent or dissent to the proposed resolution may be recorded by placing a tick mark (✓) in the appropriate column.

6.	This Form should be completed and signed by the Shareholder. In case of joint holding, this Form should be completed and signed (as per the specimen signature Registered with the Company) by the first named Shareholder and in his absence, by the next named Shareholder.

7.	There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

8.	A member may request for duplicate postal ballot form, if so required. However, the duly filled in and signed duplicate postal ballot form should reach the Scrutinizer not later than the date specified at instruction No. 4 above.

9.	Postal Ballot Form received by fax will be rejected as if reply from shareholder has not been received unless the original Postal Ballot Form is received within prescribed time period.

10.	In case of shares held by Companies, Trusts, Societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authorization together with specimen signature(s) of the duly authorized signatories.

11.	Incomplete, unsigned or incorrectly ticked Ballot Form will be rejected.

12.	Members are requested to fill in the postal ballot form in indelible ink and not in any erasable writing mode.

13.	Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

14.	The vote in the Postal Ballot shall not be exercised by a Proxy.

15.	The Scrutinizer’s decision on the validity of a Postal Ballot will be final.

16.	Kindly note that the shareholders can opt only one mode of voting, i.e. either by e-voting or physical mode.

If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will be prevail and voting done through physical ballot will be treated as invalid.

17.	The voting period starts from Friday, 20th December, 2013 and ends on Saturday, 18th January, 2014. The e-voting module shall also be disabled by NSDL for voting members.

INSTRUCTIONS FOR E-VOTING

1.	For shareholders whose email addresses have been registered: Please download PDF file “SesaSterlite.pdf” to get your “User ID” and “Password” for e-voting by using your Client ID (in case you are holding shares in demat mode) or Folio No. (in case you are holding shares in physical mode) as default password.

2.	For shareholders who have not registered their email ids: Please refer to the user id and password printed on the Postal Ballot Form.

3.	Please note that the password is an initial password.

4.	Open internet browser by typing the URL https://www.evoting.nsdl.com.

5.	Click on “Shareholder Login”.

6.	Put User ID and password as initial password noted in step (1) above and Login.

7.	Password Change Menu appears. Change the password with new password for your choice with minimum 8 digits/characters or combination thereof.

8.	Please note your new password. We strongly recommend that you do not share your new password and take utmost care to keep your password confidential.

9.	Home page of “e-Voting” opens. Click on - Voting - Active Voting Cycles.

10.	Select “EVEN’ of Sesa Sterlite Limited.

11.	Now you are ready for e-Voting as “Cast Vote” page opens. Voting period commences on and from 20th December 2013 and ends on 18th January, 2014.

12.	Cast your vote by selecting appropriate option and click on “Submit’ and also “Confirm” when prompted. Upon confirmation, the message, “Vote cast successfully” will be displayed. Once you have voted on the resolution, you will not be allowed to modify your vote.

13.	In case you are already registered with NSDL, you can use your existing User ID and Password for casting your vote.

OTHER INSTRUCTIONS

1.	In case of shares held by companies, trusts, societies, etc., the duly completed postal ballot form should be accompanied by a certified true copy of the resolution of its Board of Directors / Authority Letter authorising the person to represent in terms of Section 187 of the Companies Act, 1956. Shareholder voting through e-voting mode should send a scanned copy (PDF/JPG Format) of the aforesaid document(s) together with attested specimen signature of the duly authorized signatory(ies) to the Scrutinizer through e-mail on rgramani@karvy.com with a copy marked to evoting@nsdl.co.in.

2.	The date of declaration of results of the postal ballot (i.e. on Tuesday 21st January, 2014) shall be the date on which the resolution(s) would be deemed to have been passed, if approved by requisite majority.

3.	Kindly note that the shareholders can opt only one mode of voting i.e. either by physical Ballot or e-voting. If you are opting for e-voting, then do not vote by physical Ballot also and vice versa. However, in case a shareholder has voted both in physical as well as e-voting, then voting done through e-voting shall prevail over physical Ballot and by physical Ballot will be treated as invalid.

In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-Voting User manual for Shareholders available at the “Downloads” section of www.evoting.nsdl.com or call NSDL on 022-24994600.